SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Share Buyback

São Paulo, August 11, 2011– GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL the “Company”),(S&P/Fitch: BB-/BB-,Moody’s: B1), the largest low-cost and low-fare airline in Latin America, announces that, on this date, its Board of Directors has authorized a company’s preferred share buy-back program as conditions mentioned below.

The total amount of shares to be repurchased are up to 9,493,188 preferred shares, representing 10% of the total number of preferred shares outstanding in the market, in accordance with the terms of CVM Instruction No. 10/80. The shares will be acquired at market prices at the Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).

The purpose of the buyback is the purchase of preferred shares to be held in treasury and subsequently resold or cancelled, without reducing GOL’s capital. The period for these authorized transactions is 365 days from August 12, 2011.

The acquired shares may be deregistered or held in treasury, time which they would lose their political and economic rights.

This initiative aims to maximize value creation for shareholders due to the current market price of the company’s shares.

Intermediary institutions for the repurchase are:

  SANTANDER CCVM S/A., com sede na Av. Presidente Juscelino Kubitschek, 2.235, 24º andar, São Paulo, SP;
  DEUTSCHE BANK CORRETORA DE VALORES S/A, com sede na Av. Brigadeiro Faria Lima 3.900, 13º andar, São Paulo, SP and
  MERRIL LYNCH S/A CTVM, com sede na Av. Faria Lima, 3.400, cj. 161, São Paulo, SP.

Contact

Investor Relations
Leonardo Pereira – CFO
Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: ~~www.twitter.com/GO~~Linvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

G O L L i n h a s A é r e a s In t e l i g e n t es S .A . ( N YS E: G O L a n d B M& F B OVE SP A: G O L L 4 ) , ( S & P /F i tc h : B B - /B B -, Mo o d y ` s : B a 3 ) , t h e l a r g e s t l o w- c o s t a nd l o w- f a r e a i r l i n e i n L a t i n Am e r ic a , o f f e r s m o r e t h a n 9 4 0 d a i l y f l i g h t s t o 6 3 d e s tin a t i o n s t h a t c o n n e c t a l l t h e im p o r ta n t c it i e s i n B r a z i l a nd 1 3 m a j o r d e s t i n a ti o n s i n S o u t h Am e r ic a a n d C a r i b b e a n . T h e C o m p a n y o p e r a t e s a y o u n g , m o d e r n f l e e t o f B o e i n g 7 3 7 N e xt G e n e r a t i o n a i r c r a f t, t h e s af e s t a n d m o s t c om f o r t a b l e o f i ts c l as s , wi t h h i g h a i r c r a f t u t i li z a t i o n a n d e f f ic i e n c y l e v e l s . F u l l y c om m i tt e d to s e e k i n g i n n o v a t i v e s o l ut io n s t h r o u g h t h e u s e o f c u tt i n g - e d g e t e c h n o l o g y , t h e C om p a ny - v i a i t s G O L , V A RIG , G O L L O G , S MI L E S a n d V o e F ác i l b ra n d s - o ff e r s it s c l i e n ts e a s y p a y m e nt f a c i li t i es , a wi d e r a n g e o f c om pl em e n t a r y s e r v i c es a n d t h e b e s t c o s t - b e n e f i t r a t i o i n t h e m a r k e t .

T h i s r e l e a s e c o n t a i n s f o r w a r d - l o o k i n g s t a t e m e n t s r e l a t i n g t o t h e p r o s p e c t s o f t h e b u s i n e s s , e s t i m a t e s f o r o p e r a t i n g a n d f i n a n c i a l r e s u l t s , a n d t h o s e r e l a t e d t o g r o w t h p r o s p e c t s o f G O L . T h e s e a r e m e r e l y p r o j e c t i o n s a n d , a s s u c h , a r e b a s e d e x c l u s i v e l y o n t h e e x p e c t a t i o n s o f G O L ’ s m a n a g e m e n t c o n c e r n i n g t h e f u t u r e o f t h e b u s i n e s s a n d i t s c o n t i n u e d a c c e s s t o c a p i t a l t o f u n d t h e C o m p a n y ’ s b u s i n e s s p l a n . S u c h f o r w a r d - l o o k i n g s t a t e m e n t s d e p e n d , s u b s t a n t i a l l y , o n c h a n g e s i n m a r k e t c o n d i t i o n s , g o v e r n m e n t r e g u l a t i o n s , c o m p e t i t i v e p r e s s u r e s , t h e p e r f o r m a n c e o f t h e B r a z i l i a n e c o n o m y a n d t h e i n d u s t r y , a m o n g o t h e r f a c t o r s a n d r i s k s d i s c l o s e d i n G O L ’ s f i l e d d i s c l o s u r e d o c u m e n t s a n d a r e , t h e r e f o r e , s u b j e c t t o c h a n g e w i t h o u t p r i o r n o t i c e .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.